Exhibit 99.2

Results of Operations

Three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023

During the three-month periods ended June 30, 2024 and 2023, we had an average of 104.7 and 110.1 vessels, respectively, in our owned fleet. In addition, during the three-month periods ended June 30, 2024 and 2023, through our dry bulk operating platform Costamare Bulkers Inc. (“CBI”) we chartered-in an average of 59.2 and 42.5 third party dry bulk vessels, respectively. As of July 30, 2024, CBI charters-in 54 dry bulk vessels on period charters.

During the three-month period ended June 30, 2024, we took delivery of the dry bulk vessel Prosper with a DWT of 179,895 and we sold the dry bulk vessel Adventure with a DWT of 33,755.

During the three-month period ended June 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership, Polar Brasil, and as a result, we obtained 100% of the equity interest in the vessel. Furthermore, during the three-month period ended June 30, 2023, we sold the dry bulk vessels Taibo and Comity with an aggregate DWT of 72,414.

As of June 30, 2024, we have invested in NML the amount of $123.3 million. NML has been included in our consolidated financial statements since the second quarter of 2023.

In the three-month periods ended June 30, 2024 and 2023, our fleet ownership days totaled 9,528 and 10,020 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

	Three-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2023	2024	Change	Change

Voyage revenue	$365.9	$477.5	$111.6	30.5%
Voyage revenue – related parties	-	31.8	31.8	n.m.
Total voyage revenue	$365.9	$509.3	143.4	39.2%
Income from investments in leaseback vessels	1.5	6.2	4.7	n.m.
Voyage expenses	(69.4)	(89.1)	19.7	28.4%
Charter-in hire expenses	(74.6)	(164.2)	89.6	120.1%
Voyage expenses – related parties	(3.4)	(4.6)	1.2	35.3%
Vessels’ operating expenses	(62.9)	(60.6)	(2.3)	(3.7%)
General and administrative expenses	(4.1)	(5.7)	1.6	39.0%
Management and agency fees – related parties	(14.9)	(14.7)	(0.2)	(1.3%)
General and administrative expenses - non-cash component	(1.4)	(2.5)	1.1	78.6%
Amortization of dry-docking and special survey costs	(4.7)	(5.7)	1.0	21.3%
Depreciation	(41.3)	(40.5)	(0.8)	(1.9%)
Gain on sale of vessels, net	31.3	2.4	(28.9)	(92.3%)
Loss on vessel held for sale	-	(2.3)	2.3	n.m.
Foreign exchange gains / (losses)	0.6	(0.3)	(0.9)	n.m.
Interest income	9.7	9.2	(0.5)	(5.2%)
Interest and finance costs	(36.5)	(34.0)	(2.5)	(6.8%)
Income from equity method investments	0.2	-	(0.2)	n.m.
Other	1.2	1.6	0.4	33.3%
Loss on derivative instruments, net	(29.8)	(1.6)	(28.2)	(94.6%)
Net Income	$67.4	$102.9

	Three-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2023	2024	Change	Change

Total voyage revenue	$365.9	$509.3	$143.4	39.2%
Accrued charter revenue	2.8	(1.3)	(4.1)	n.m.
Amortization of time-charter assumed	-	(0.2)	(0.2)	n.m.
Total voyage revenue adjusted on a cash basis (1)	$368.7	$507.8	$139.1	37.7%

	Three-month period ended June 30,			Percentage
Vessels’ operational data	2023	2024	Change	Change

Average number of vessels	110.1	104.7	(5.4)	(4.9%)
Ownership days	10,020	9,528	(492)	(4.9%)
Number of vessels under dry-docking and special survey	3	4	1

(1) Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Total voyage revenue adjusted on a cash basis.

Total Voyage Revenue

Total voyage revenue increased by 39.2%, or $143.4 million, to $509.3 million during the three-month period ended June 30, 2024, from $365.9 million during the three-month period ended June 30, 2023. The increase is mainly attributable to (i) increased revenue earned by CBI due to increased volume of its operations period over period, (ii) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, two dry bulk vessels acquired during the third quarter of 2023, one dry bulk vessel acquired during the first quarter of 2024 and one dry bulk vessel acquired during the second quarter of 2024, (iii) increased charter rates in certain of our dry bulk vessels in the second quarter of 2024 compared to the second quarter of 2023, and (iv) decreased fleet off-hire and idle days in the second quarter of 2024 compared to the second quarter of 2023; partly offset by revenue not earned by one container vessel and four dry bulk vessels sold during the year ended 2023 and seven dry bulk vessels sold during the first half of 2024.

Total voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 37.7%, or $139.1 million, to $507.8 million during the three-month period ended June 30, 2024, from $368.7 million during the three-month period ended June 30, 2023. Accrued charter revenue for the three-month periods ended June 30, 2024 and 2023 was a negative amount of $1.3 million and a positive amount of $2.8 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $6.2 million and $1.5 million for the three-month periods ended June 30, 2024 and 2023, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $89.1 million and $69.4 million for the three-month periods ended June 30, 2024 and 2023, respectively. Voyage expenses increased, period over period, mainly due to CBI’s increased volume of operations during the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $164.2 million and $74.6 million for the three-month periods ended June 30, 2024 and 2023, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $4.6 million and $3.4 million for the three-month periods ended June 30, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider, (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.3 million, in the aggregate, for the three-month periods ended June 30, 2024 and 2023, respectively and (iii) address commission on certain charter-out agreements payable to a related agent (since the second quarter of 2024). This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $60.6 million and $62.9 million during the three-month periods ended June 30, 2024 and 2023, respectively. Daily vessels’ operating expenses were $6,361 and $6,281 for the three-month periods ended June 30, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $5.7 million and $4.1 million during the three-month periods ended June 30, 2024 and 2023, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $10.6 million and $11.0 million during the three-month periods ended June 30, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $2.5 million and $3.5 million for the three-month periods ended June 30, 2024 and 2023, respectively. Furthermore, during the three-month periods ended June 30, 2024 and 2023, agency fees of $4.1 million and $3.9 million, in aggregate, were charged by four and three related agents, respectively, in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2024 amounted to $2.5 million, representing the value of the shares issued to a related service provider on June 28, 2024. General and administrative expenses - non-cash component for the three-month period ended June 30, 2023 amounted to $1.4 million, representing the value of the shares issued to a related service provider on June 30, 2023.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.7 million and $4.7 million during the three-month periods ended June 30, 2024 and 2023, respectively. During the three-month period ended June 30, 2024, three vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended June 30, 2023, one vessel underwent and completed her dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended June 30, 2024 and 2023 was $40.5 million and $41.3 million, respectively.

Gain on Sale of Vessels, net

During the three-month period ended June 30, 2024, we recorded a gain of $2.4 million from the sale of the dry bulk vessel Adventure, which was classified as a vessel held for sale as of March 31, 2024. During the three-month period ended June 30, 2023, we recorded an aggregate net gain of $31.3 million from (i) the sale of the dry bulk vessel Taibo, which was classified as vessel held for sale as of March 31, 2023, (ii) the sale of the dry bulk vessel Comity and (iii) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in sale type lease (Vessels)”.

Loss on Vessels Held for Sale

During the three-month period ended June 30, 2024, we recorded a loss on vessels held for sale of $2.3 million representing the expected loss from the sale of the dry bulk vessel Oracle during the next twelve-month period.

Interest Income

Interest income amounted to $9.2 million and $9.7 million for the three-month periods ended June 30, 2024 and 2023, respectively.

Interest and Finance Costs

Interest and finance costs were $34.0 million and $36.5 million during the three-month periods ended June 30, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance during the three-month period ended June 30, 2024, compared to the three-month period ended June 30, 2023.

Income from Equity Method Investments

Income from equity method investments for the three-month period ended June 30, 2024, was nil (compared to income of $0.2 million for the three-month period ended June 30, 2023) representing our share of the gain in the jointly owned companies set up pursuant to the Framework Deed. During the three-month period ended June 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil, and as a result, we obtained 100% of the equity interest in the vessel. As of June 30, 2024 and 2023, two and three companies, respectively, were jointly owned pursuant to the Framework Deed out of which nil and two companies, respectively, owned container vessels.

Loss on Derivative Instruments, net

As of June 30, 2024, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of June 30, 2024, the fair value of these instruments, in aggregate, amounted to a net asset of $70.9 million. During the three-month period ended June 30, 2024, a net gain of $0.2 million has been included in OCI and a net loss of $1.6 million has been included in Loss on Derivative Instruments, net.

Cash Flows

Three-month periods ended June 30, 2024 and 2023

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2023	2024
Net Cash Provided by Operating Activities	$66.3	$147.0
Net Cash Used in Investing Activities	$(77.2)	$(52.5)
Net Cash Used in Financing Activities	$(158.4)	$(90.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2024, increased by $80.7 million to $147.0 million, from $66.3 million for the three-month period ended June 30, 2023. The increase is mainly attributable to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), the increased net cash from operations during the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023, the decrease in interest payments (including interest derivatives net receipts) during the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023 and the decreased dry-docking and special survey costs during the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023.

Net Cash Used in Investing Activities

Net cash used in investing activities was $52.5 million in the three-month period ended June 30, 2024, which mainly consisted of (i) payment for the acquisition of the secondhand dry bulk vessel Prosper, (ii) the advance payment for the acquisition of the secondhand dry bulk vessel Frontier, (iii) payments for upgrades for certain of our container and dry bulk vessels and (iv) payments for net investments into which NML entered; partly off-set by proceeds we received from the sale of the dry-bulk vessel Adventure.

Net cash used in investing activities was $77.2 million in the three-month period ended June 30, 2023, which mainly consisted of (i) payments for the purchase of short-term investments in US Treasury Bills, (ii) payments for upgrades for certain of our container and dry bulk vessels, (iii) an advance payment for the acquisition of one secondhand dry bulk vessel and (iv) payments for net investments into which NML entered; partly offset by the proceeds we received from the sale of the dry bulk vessels Taibo and Comity and the maturity of part of our short-term investments in US Treasury Bills.

Net Cash Used in Financing Activities

Net cash used in financing activities was $90.8 million in the three-month period ended June 30, 2024, which mainly consisted of (a) $72.6 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $34.3 million we received from two debt financing agreements), (b) $9.3 million we paid for dividends to holders of our common stock for the first quarter of 2024 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from January 15, 2024 to April 14, 2024.

Net cash used in financing activities was $158.4 million in the three-month period ended June 30, 2023, which mainly consisted of (a) $90.8 million net payments relating to our debt financing agreements (including proceeds of $158.9 million we received from three debt financing agreements), (b) $31.2 million we paid for the re-purchase of 3.5 million of our common shares, (c) $10.0 million we paid for dividends to holders of our common stock for the first quarter of 2023 and (d) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from January 15, 2023 to April 14, 2023.

Results of Operations

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023

During the six-month periods ended June 30, 2024 and 2023, we had an average of 106.3 and 111.4 vessels, respectively, in our owned fleet. In addition, during the six-month periods ended June 30, 2024 and 2023, through CBI we chartered-in an average of 58.1 and 26.8 third-party dry bulk vessels, respectively. As of July 30, 2024, CBI has chartered-in 54 dry bulk vessels on period charters.

During the six-month period ended June 30, 2024, we took delivery of the dry bulk vessels Miracle and Prosper with an aggregate DWT of 360,538 and we sold the dry bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus and Adventure with an aggregate DWT capacity of 279,906.

During the six-month period ended June 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil, and as a result, we obtained 100% of the equity interest in the vessel. Furthermore, during the six-month period ended June 30, 2023, we sold the container vessels Maersk Kalamata and Sealand Washington with an aggregate TEU capacity of 13,292 and the dry bulk vessels Miner, Taibo and Comity with an aggregate DWT of 104,714.

As of June 30, 2024, we have invested in NML the amount of $123.3 million. NML has been included in our consolidated financial statements since the second quarter of 2023.

In the six-month periods ended June 30, 2024 and 2023, our fleet ownership days totaled 19,348 and 20,163 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

	Six-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2023	2024	Change	Change

Voyage revenue	$614.7	$947.7	$333.0	54.2%
Voyage revenue – related parties	-	31.8	31.8	n.m.
Total voyage revenue	614.7	979.5	364.8	59.3%
Income from investments in lease back vessels	1.5	11.4	9.9	n.m.
Voyage expenses	(101.0)	(184.4)	83.4	82.6%
Charter-in hire expenses	(87.0)	(308.6)	221.6	n.m.
Voyage expenses – related parties	(6.6)	(8.3)	1.7	25.8%
Vessels’ operating expenses	(130.6)	(120.3)	(10.3)	(7.9%)
General and administrative expenses	(8.5)	(10.9)	2.4	28.2%
Management and agency fees – related parties	(30.1)	(29.3)	(0.8)	(2.7%)
General and administrative expenses – non-cash component	(2.9)	(4.2)	1.3	44.8%
Amortization of dry-docking and special survey costs	(9.4)	(11.3)	1.9	20.2%
Depreciation	(82.4)	(81.0)	(1.4)	(1.7%)
Gain on sale of vessels, net	118.0	3.4	(114.6)	n.m.
Loss on vessel held for sale	-	(2.3)	(2.3)	n.m.
Foreign exchange gains / (losses)	1.8	(2.7)	(4.5)	n.m.
Interest income	16.4	17.6	1.2	7.3%
Interest and finance costs	(73.3)	(67.0)	(6.3)	(8.6%)
Loss from equity method investments	(1.1)	-	(1.1)	n.m.
Other	3.8	2.1	(1.7)	(44.7%)
Gain /(Loss) on derivative instruments, net	(7.0)	21.8	28.8	n.m.
Net Income	$216.3	$205.5

	Six-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2023	2024	Change	Change

Total voyage revenue	$614.7	$979.5	$364.8	59.3%
Accrued charter revenue	0.5	(0.6)	(1.1)	n.m.
Amortization of time-charter assumed	-	(0.1)	(0.1)	n.m.
Total voyage revenue adjusted on a cash basis (1)	$615.2	$978.8	$363.6	59.1%

	Six-month period ended June 30,			Percentage
Vessels’ operational data	2023	2024	Change	Change

Average number of vessels	111.4	106.3	(5.1)	(4.6%)
Ownership days	20,163	19,348	(815)	(4.0%)
Number of vessels under dry-docking and special survey	12	6	(6)

(1) Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Total voyage revenue adjusted on a cash basis.

Total Voyage Revenue

Total voyage revenue increased by 59.3%, or $364.8 million, to $979.5 million during the six-month period ended June 30, 2024, from $614.7 million during the six-month period ended June 30, 2023. The increase is mainly attributable to (i) increased revenue earned by CBI due to the increased volume of its operations period over period, (ii) increased charter rates in certain of our owned container and dry bulk vessels and (iii) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, two dry bulk vessels acquired during the third quarter of 2023 and one dry bulk vessel acquired during the second quarter of 2024, (iv) decreased fleet off-hire and idle days in the first half of 2024 compared to the first half of 2023; partly offset by revenue not earned by one container vessel and six dry bulk vessels sold during the year ended 2023 and seven dry bulk vessels sold during the first half of 2024.

Total voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 59.1%, or $363.6 million, to $978.8 million during the six-month period ended June 30, 2024, from $615.2 million during the six-month period ended June 30, 2023. Accrued charter revenue for the six-month periods ended June 30, 2024 and 2023 was a negative amount of $0.6 million and a positive amount of $0.5 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $11.4 million and $1.5 million for the six-month periods ended June 30, 2024 and 2023, respectively. Increased income from investments in leaseback vessels, period over period, is attributable to the income earned from NML’s operations for the entire first half of 2024 (in 2023, we earned income from NML’s operations starting from the second quarter of 2023) along with the increased volume of NML’s operations during the first half of 2024 compared to the first half of 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $184.4 million and $101.0 million for the six-month periods ended June 30, 2024 and 2023, respectively. Voyage expenses increased, period over period, mainly due to CBI’s increased volume of operations during the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $308.6 million and $87.0 million for the six-month periods ended June 30, 2024 and 2023, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $8.3 million and $6.6 million for the six-month periods ended June 30, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider, (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.7 million and $0.7 million, in the aggregate, for the six-month periods ended June 30, 2024 and 2023, respectively and (iii) address commissions on certain charter-out agreements payable to a related agent (since the second quarter of 2024). This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $120.3 million and $130.6 million during the six-month periods ended June 30, 2024 and 2023, respectively. Daily vessels’ operating expenses were $6,216 and $6,478 for the six-month periods ended June 30, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $10.9 million and $8.5 million during the six-month periods ended June 30, 2024 and 2023, respectively, and include amounts of $1.3 million and $1.3 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $22.0 million and $21.7 million during the six-month periods ended June 30, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $6.0 million and $7.0 million for the six-month periods ended June 30, 2024 and 2023, respectively. Furthermore, during the six-month periods ended June 30, 2024 and 2023, agency fees of $7.3 million and $8.4 million, in aggregate, were charged by four and three related agents, respectively, in connection with the operations of CBI.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the six-month period ended June 30, 2024 amounted to $4.2 million, representing the value of the shares issued to a related service provider on March 29, 2024 and June 28, 2024. General and administrative expenses – non-cash component for the six-month period ended June 30, 2023 amounted to $2.9 million, representing the value of the shares issued to a related service provider on March 30, 2023 and June 30, 2023.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $11.3 million and $9.4 million during the six-month periods ended June 30, 2024 and 2023, respectively. During the six-month period ended June 30, 2024, five vessels underwent and completed their dry-docking and special survey, and one vessel was in the process of completing her dry-docking and special survey. During the six-month period ended June 30, 2023, 10 vessels underwent and completed their dry-docking and special survey, and two vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the six-month periods ended June 30, 2024 and 2023 was $81.0 million and $82.4 million, respectively.

Gain on Sale of Vessels, net

During the six-month period ended June 30, 2024, we recorded a net gain of $3.4 million from (i) the sale of the dry bulk vessels Manzanillo, Progress and Konstantinos, each of which was classified as a vessel held for sale as of December 31, 2023, (ii) the sale of the dry-bulk vessels Merida, Alliance and Pegasus and (iii) the sale of the dry bulk vessel Adventure which was classified as a vessel held for sale as of March 31, 2024 (initially classified as vessels held for sale as of December 31, 2023). During the six-month period ended June 30, 2023, we recorded an aggregate net gain of $118.0 million from (i) the sale of the container vessels Maersk Kalamata and Sealand Washington, which were classified as vessels held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022), (ii) the sale of the dry bulk vessel Taibo, which was classified as a vessel held for sale as of March 31, 2023, (iii) the sale of the dry bulk vessels Miner and Comity and (iv) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in Sale type lease (Vessels)”.

Vessels Held for Sale

During the six-month period ended June 30, 2024, we recorded a loss on vessels held for sale of $2.3 million representing the expected loss from the sale of the dry bulk vessel Oracle during the next twelve-month period.

Interest Income

Interest income amounted to $17.6 million and $16.4 million for the six-month periods ended June 30, 2024 and 2023, respectively.

Interest and Finance Costs

Interest and finance costs were $67.0 million and $73.3 million during the six-month periods ended June 30, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to lower average loan balance during the six-month period ended June 30, 2024, compared to the six-month period ended June 30, 2023.

Loss from Equity Method Investments

Income from equity method investments for the six-month period ended June 30, 2024, was $0.04 million (loss of $1.1 million for the six-month period ended June 30, 2023) representing our share of the loss in jointly owned companies set up pursuant to the Framework Deed. During the six-month period ended June 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel. As of June 30, 2024 and 2023 two and three companies, respectively, were jointly owned pursuant to the Framework Deed out of which nil and two companies, respectively, owned container vessels.

Gain/ (Loss) on Derivative Instruments, net

As of June 30, 2024, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of June 30, 2024, the fair value of these instruments, in aggregate, amounted to a net asset of $70.9 million. During the six-month period ended June 30, 2024, a net gain of $5.6 million has been included in OCI and a net gain of $21.8 million has been included in Gain / (Loss) on Derivative Instruments, net.

Cash Flows

Six-month periods ended June 30, 2024 and 2023

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2023	2024
Net Cash Provided by Operating Activities	$103.6	$285.0
Net Cash Provided by / (Used in) Investing Activities	$114.0	$(18.0)
Net Cash Used in Financing Activities	$(253.0)	$(118.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2024, increased by $181.4 million to $285.0 million, from $103.6 million for the six-month period ended June 30, 2023. The increase is mainly attributable to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), the increased net cash from operations during the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023, the decrease in interest payments (including interest derivatives net receipts) during the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023 and the decreased dry-docking and special survey costs during the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $18.0 million in the six-month period ended June 30, 2024, which mainly consisted of (i) a settlement payment for the delivery of the secondhand dry bulk vessel Miracle, (ii) a payment for the acquisition of the secondhand dry bulk vessel Prosper, (iii) an advance payment for the acquisition of the secondhand dry bulk vessel Frontier, (iv) payments for upgrades for certain of our container and dry bulk vessels and (v) payments for net investments into which NML entered; partly off-set by proceeds we received from the sale of the dry-bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus and Adventure.

Net cash provided by investing activities was $114.0 million in the six-month period ended June 30, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington and Maersk Kalamata and the dry bulk vessels Miner, Taibo and Comity and (ii) the maturity of part of our short-term investments in US Treasury Bills; partly offset by payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our container and dry bulk vessels, an advance payment for the acquisition of one secondhand dry bulk vessel and payments for net investments into which NML entered.

Net Cash Used in Financing Activities

Net cash used in financing activities was $118.8 million in the six-month period ended June 30, 2024, which mainly consisted of (a) $82.3 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $145.8 million we received from 10 debt financing agreements), (b) $18.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2023 and the first quarter of 2024 and (c) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.

Net cash used in financing activities was $253.0 million in the six-month period ended June 30, 2023, which mainly consisted of (a) $165.0 million net payments relating to our debt financing agreements (including proceeds of $481.8 million we received from four debt financing agreements), (b) $31.2 million we paid for the re-purchase of 3.5 million of our common shares, (c) $20.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2022 and the first quarter of 2023 and (d) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2022 to January 14, 2023 and January 15, 2023 to April 14, 2023.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2024, we had Cash and cash equivalents (including restricted cash) of $973.5 million, $18.0 million invested in short-dated US Treasury Bills (short-term investments) and $10.8 million margin deposits in relation to our FFAs and bunker swaps. Furthermore, as of June 30, 2024, our liquidity stood at approximately $1,118.3 million including (a) our share of cash amounting to $0.1 million held in joint venture companies set up pursuant to the Framework Deed and (b) $115.8 million of available undrawn funds from two hunting license facilities.

Debt-free vessels

As of July 30, 2024, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU/DWT Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ARKADIA	2001	1,550
Dry Bulk Vessels
PROSPER	2012	179,895
ORACLE	2009	58,018

Conference Call details:

On Wednesday, July 31, 2024 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until August 7, 2024. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 1199633.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 50 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 38 owned dry bulk vessels with a total capacity of approximately 2,830,000 DWT (including one vessel we have agreed to sell). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Containership Fleet List

The table below provides additional information, as of July 30, 2024, about our fleet of containerships, and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(i)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(i)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI	ZIM/(*)	2006	9,469	72,700/(*)	May 2028(4)
17	ZIM YANTIAN	ZIM/(*)	2006	9,469	72,700/(*)	April 2028(5)
18	YANTIAN	COSCO/(*)	2006	9,469	(*)/(*)	May 2028(6)
19	COSCO HELLAS	COSCO/(*)	2006	9,469	(*)/(*)	August 2028(7)
20	BEIJING	COSCO/(*)	2006	9,469	(*)/(*)	July 2028(8)
21	MSC AZOV	MSC	2014	9,403	35,300	December 2026
22	MSC AMALFI	MSC	2014	9,403	35,300	March 2027
23	MSC AJACCIO	MSC	2014	9,403	35,300	February 2027
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026
25	MSC ATHOS	MSC	2013	8,827	35,300	February 2026
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(9)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(10)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(11)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(12)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(13)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(14)
32	KLEVEN	MSC	1996	8,044	41,500	November 2026
33	KOTKA	MSC	1996	8,044	41,500	December 2026
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	MSC	1996	7,403	41,500	July 2026
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM/(*)	2000	6,648	45,000/(*)	July 2025 / May 2028(15)
39	ZIM VIETNAM	ZIM	2003	6,644	53,000	October 2025
40	ZIM AMERICA	ZIM	2003	6,644	53,000	October 2025
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	17,000	October 2026(16)
47	KYPARISSIA	Maersk	2014	4,957	17,000	October 2026(17)
48	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(18)
49	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(18)
50	GIALOVA	(*)	2009	4,578	(*)	March 2026
51	DYROS	Maersk	2008	4,578	17,500	February 2025
52	NORFOLK	(*)	2009	4,259	(*)	March 2025
53	VULPECULA	ZIM	2010	4,258	Please refer to note 19	May 2028(19)
54	VOLANS	Hapag Lloyd/(*)	2010	4,258	21,750/(*)	August 2024 /May 2027 (20)
55	VIRGO	Maersk	2009	4,258	21,500	March 2025
56	VELA	ZIM	2009	4,258	Please refer to note 21	April 2028(21)
57	ANDROUSA	(*)	2010	4,256	(*)	March 2026
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL (i)	Maersk	2018	3,800	19,700	January 2025(22)
61	LAKONIA	COSCO	2004	2,586	26,500	March 2025
62	SCORPIUS	Hapag Lloyd	2007	2,572	16,500	February 2026
63	ETOILE	(*)	2005	2,556	(*)	June 2026
64	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
65	ARKADIA	Swire Shipping	2001	1,550	13,000	March 2025
66	MICHIGAN	(*)	2008	1,300	(*)	October 2025
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(23)
68	LUEBECK	(*)	2001	1,078	(*)	April 2026

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	Zim Shanghai is currently chartered to ZIM at a daily rate of $72,700 until July 1, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(5)	Zim Yantian is currently chartered to ZIM at a daily rate of $72,700 until June 27, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(6)	Yantian is currently chartered to COSCO at an undisclosed rate until May 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(7)	Cosco Hellas is currently chartered to COSCO at an undisclosed rate until August 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(8)	Beijing is currently chartered to COSCO at an undisclosed rate until July 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(9)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(10)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(11)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(12)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(13)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(14)	Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(15)	ZIM Tampa is currently chartered to ZIM at a daily rate of $45,000 until July 2025 (earliest redelivery) - August 2025 (latest redelivery). Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(16)	Leonidio is currently chartered at a daily rate of $14,200 until December 7, 2024. From such date and until the expiration of the charter the new daily rate will be $17,000.
(17)	Kyparissia is currently chartered at a daily rate of $14,200 until November 11, 2024. From such date and until the expiration of the charter the new daily rate will be $17,000.
(18)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(19)	Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate is $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(20)	Volans is currently chartered to Hapag Lloyd at a daily rate of $45,000 until August 2024 (earliest redelivery) - September 2025 (latest redelivery). Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(21)	Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate is $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(22)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(23)	Trader is currently chartered at an undisclosed rate until October 1, 2024, at the earliest. Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Owned Dry Bulk Vessel Fleet List

The tables below provide information, as of July 30, 2024 about our owned fleet of dry bulk vessels. Each vessel is owned by one of our subsidiaries.

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	MIRACLE	2011	180,643
3	PROSPER	2012	179,895
4	DORADO	2011	179,842
5	ENNA	2011	175,975
6	AEOLIAN	2012	83,478
7	GRENETA	2010	82,166
8	HYDRUS	2011	81,601
9	PHOENIX	2012	81,569
10	BUILDER	2012	81,541
11	FARMER	2012	81,541
12	SAUVAN	2010	79,700
13	ROSE	2008	76,619
14	MERCHIA	2015	63,585
15	DAWN	2018	63,561
16	SEABIRD	2016	63,553
17	ORION	2015	63,473
18	DAMON	2012	63,301
19	ARYA	2013	61,424
20	TITAN I	2009	58,090
21	ATHENA	2012	58,018
22	ERACLE	2012	58,018
23	PYTHIAS	2010	58,018
24	NORMA	2010	58,018
25	ORACLE(i)	2009	58,018
26	CURACAO	2011	57,937
27	URUGUAY	2011	57,937
28	SERENA	2010	57,266
29	LIBRA	2010	56,701
30	CLARA	2008	56,557
31	BERMONDI	2009	55,469
32	VERITY	2012	37,163
33	PARITY	2012	37,152
34	ACUITY	2011	37,152
35	EQUITY	2013	37,071
36	DISCOVERY	2012	37,019
37	BERNIS	2011	35,995
38	RESOURCE	2010	31,775

(i) Denotes vessel that we have agreed to sell.

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$614,712	$947,655	$365,943	$477,483
Voyage revenue – related parties	-	31,776	-	31,776
Total voyage revenue	614,712	979,431	365,943	509,259
Income from investments in leaseback vessels	1,477	11,419	1,477	6,161
Total revenues	$616,189	$990,850	$367,420	$515,420

EXPENSES:
Voyage expenses	(101,011)	(184,443)	(69,380)	(89,086)
Charter-in hire expenses	(86,961)	(308,557)	(74,556)	(164,208)
Voyage expenses – related parties	(6,636)	(8,276)	(3,425)	(4,642)
Vessels’ operating expenses	(130,607)	(120,268)	(62,933)	(60,611)
General and administrative expenses	(8,475)	(10,936)	(4,109)	(5,743)
Management and agency fees – related parties	(30,061)	(29,343)	(14,871)	(14,696)
General and administrative expenses – non-cash component	(2,854)	(4,156)	(1,446)	(2,458)
Amortization of dry-docking and special survey costs	(9,457)	(11,264)	(4,756)	(5,652)
Depreciation	(82,411)	(81,044)	(41,267)	(40,543)
Gain on sale of vessels, net	118,046	3,422	31,328	2,429
Loss on asset held for sale	-	(2,308)	-	(2,308)
Foreign exchange gains / losses	1,829	(2,654)	560	(276)
Operating income	$277,591	$231,023	$122,565	$127,626

OTHER INCOME / (EXPENSES):
Interest income	$16,371	$17,567	$9,649	$9,254
Interest and finance costs	(73,337)	(66,986)	(36,457)	(34,036)
Income / (loss) from equity method investments	(1,137)	42	224	2
Other	3,756	2,117	1,190	1,583
Gain / (Loss) on derivative instruments, net	(6,986)	21,784	(29,777)	(1,554)
Total other expenses, net	$(61,333)	$(25,476)	$(55,171)	$(24,751)
Net Income	$216,258	$205,547	$67,394	$102,875
Earnings allocated to Preferred Stock	(15,448)	(13,278)	(7,854)	(5,597)
Deemed dividend to Series E Preferred Stock	-	(5,446)	-	(5,446)
Net Gain / (Loss) attributable to the non-controlling interest	3,997	(1,351)	3,706	(540)
Net Income available to common stockholders	$204,807	$185,472	$63,246	$91,292

Earnings per common share, basic and diluted	$1.67	$1.56	$0.52	$0.77
Weighted average number of shares, basic and diluted	122,560,175	118,902,719	122,588,759	119,176,547

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2023	As of June 30, 2024
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$745,544	$894,915
Restricted cash	10,645	7,528
Margin deposits	13,748	10,840
Short-term investments	17,492	18,037
Investment in leaseback vessels, current	27,362	31,526
Net investment in sales type lease (Vessels), current	22,620	27,217
Accounts receivable	50,684	65,682
Inventories	61,266	54,219
Due from related parties	4,119	18,918
Fair value of derivatives	33,310	51,785
Insurance claims receivable	18,458	18,949
Vessels held for sale	40,307	12,250
Time-charter assumed	405	198
Accrued charter revenue	9,752	9,255
Prepayments and other	61,949	59,425
Total current assets	$1,117,661	$1,280,744
FIXED ASSETS, NET:
Vessels and advances, net	3,446,797	3,378,200
Total fixed assets, net	$3,446,797	$3,378,200
NON-CURRENT ASSETS:
Equity method investments	$552	$104
Investment in leaseback vessels, non-current	191,674	225,428
Deferred charges, net	72,801	72,109
Finance leases, right-of-use assets (Vessels)	39,211	38,518
Net investment in sales type lease (Vessels), non-current	19,482	6,141
Operating leases, right-of-use assets	284,398	236,911
Accounts receivable, non-current	5,586	5,486
Restricted cash	69,015	71,038
Fair value of derivatives, non-current	28,639	34,199
Accrued charter revenue, non-current	10,937	6,580
Time-charter assumed, non-current	269	171
Total assets	$5,287,022	$5,355,629
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$347,027	$338,729
Finance lease liability	2,684	25,244
Operating lease liabilities, current portion	160,993	151,782
Accounts payable	46,769	61,278
Due to related parties	3,172	1,779
Accrued liabilities	39,521	35,128
Unearned revenue	52,177	52,399
Fair value of derivatives	3,050	5,088
Series E preferred shares	-	116,523
Other current liabilities	7,377	9,207
Total current liabilities	$662,770	$797,157
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,999,193	$1,925,154
Finance lease liability, net of current portion	23,877	-
Operating lease liabilities, non-current portion	114,063	79,559
Fair value of derivatives, net of current portion	11,194	9,977
Unearned revenue, net of current portion	27,352	21,140
Other non-current liabilities	9,184	19,252
Total non-current liabilities	$2,184,863	$2,055,082
COMMITMENTS AND CONTINGENCIES	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary	$629	$352
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	13	13
Treasury stock	(120,095)	(120,095)
Additional paid-in capital	1,435,294	1,336,899
Retained earnings	1,045,932	1,201,857
Accumulated other comprehensive income	21,387	27,011
Total Costamare Inc. stockholders’ equity	$2,382,531	$2,445,685
Non-controlling interest	56,229	57,353
Total stockholders’ equity	2,438,760	2,503,038
Total liabilities and stockholders’ equity	$5,287,022	$5,355,629

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Voyage revenue	$614,712	$947,655	$365,943	$477,483
Voyage revenue – related parties	-	31,776	-	31,776
Total voyage revenue	$614,712	$979,431	$365,943	$509,259
Accrued charter revenue (1)	$531	$(570)	$2,796	$(1,331)
Amortization of time-charter assumed	$29	$(144)	$(20)	$(182)
Total voyage revenue adjusted on a cash basis (2)	$615,272	$978,717	$368,719	$507,746
Income from investments in leaseback vessels	$1,477	$11,419	$1,477	$6,161

Adjusted Net Income available to common stockholders (3)	$115,093	$166,626	$68,559	$91,383
Weighted Average number of shares	122,560,175	118,902,719	122,588,759	119,176,547
Adjusted Earnings per share (3)	$0.94	$1.40	$0.56	$0.77

Net Income	$216,258	$205,547	$67,394	$102,875
Net Income available to common stockholders	$204,807	$185,472	$63,246	$91,292
Weighted Average number of shares	122,560,175	118,902,719	122,588,759	119,176,547
Earnings per share	$1.67	$1.56	$0.52	$0.77

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Total voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the six-month periods ended June 30, 2024 and 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Net Income	$216,258	$205,547	$67,394	$102,875
Earnings allocated to Preferred Stock	(15,448)	(13,278)	(7,854)	(5,597)
Deemed dividend of Series E Preferred Stock	-	(5,446)	-	(5,446)
Non-Controlling Interest	3,997	(1,351)	3,706	(540)
Net Income available to common stockholders	204,807	185,472	63,246	91,292
Accrued charter revenue	531	(570)	2,796	(1,331)
Deferred charter-in expense	-	501	-	501
General and administrative expenses - non-cash component	2,854	4,156	1,446	2,458
Amortization of time-charter assumed	29	(144)	(20)	(182)
Realized gain on Euro/USD forward contracts	(235)	(488)	(283)	(49)
Gain on sale of vessels, net	(118,046)	(3,422)	(31,328)	(2,429)
Loss on vessel held for sale	-	2,308	-	2,308
Loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments	2,065	-	36	-
Non-recurring, non-cash write-off of loan deferred financing costs	1,439	305	465	123
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	21,649	(24,437)	32,201	(2,380)
Other non-cash items	-	2,945	-	1,072
Adjusted Net Income available to common stockholders	$115,093	$166,626	$68,559	$91,383
Adjusted Earnings per Share	$0.94	$1.40	$0.56	$0.77
Weighted average number of shares	122,560,175	118,902,719	122,588,759	119,176,547

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, deemed dividend of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, amortization of time-charter assumed, loss on vessel held for sale, realized gain on Euro/USD forward contracts, gain on sale of vessels, net , loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.